SHAREHOLDER MEETING

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge,
NY 11788, on Tuesday, September 10, 2013, Trust shareholders of record as of the close of business on July 22, 2013 voted to approve the following proposal:

Proposal 1: To elect Mark Garbin, Mark D. Gersten, John V.
Palancia, Andrew Rogers, and Mark H. Taylor to the Board of
Trustees of the Trust.

		Shares Voted	   Shares Voted
		 In Favor	   Against or Abstentions

Mark Garbin	   191,076,081	       7,609,470
Mark D. Gersten	   190,585,659	       8,099,891
John V. Palancia   190,435,396	       8,250,154
Andrew Rogers	   190,731,148	       7,954,403
Mark H. Taylor	   190,710,362	       7,975,188


Effective September 24, 2013, Michael Miola resigned from the Board of Trustees.